

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-197364

Pricing Supplement

Dated October 27, 2015
to the Product Prospectus Supplement No. 1 dated August 1, 2014
and Prospectus Dated July 28, 2014

$5,000,000
Capped Fixed-to-Floating Rate Notes
Due October 30, 2020
The Toronto-Dominion Bank

The Toronto-Dominion Bank ("TD" or "we") is offering the Capped Fixed-to-Floating Rate Notes due October 30, 2020 (the "Notes") described below.

CUSIP / ISIN: 89114QTT5 / US89114QTT57

The Notes will accrue interest quarterly at the following per annum rates:

- Year 1-3: 2.00%
- Year 4-5: 3-month USD LIBOR plus 0.75%, subject to a maximum rate/cap of 3.50%, and a minimum rate/floor of 0.00%

TD will pay interest on the Notes quarterly on the 30th day of each January, April, July, and October of each year (each an "Interest Payment Date"), commencing on January 30, 2016.

Any payments on the Notes are subject to the credit risk of TD. The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Notes will not be listed on any securities exchange.

Investment in the Notes involves a number of risks. See "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement no. 1 dated August 1, 2014 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated July 28, 2014 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on October 30, 2015, against payment in immediately available funds.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Security	$1,000.00	$9.00	$991.00
Total	$5,000,000.00	$45,000.00	$4,955,000.00

[1] Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $992.50 (99.25%) or greater than $1,000 per $1,000 principal amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.

[2] TD Securities (USA) LLC will receive a commission of up to $9.00 (0.90%) per $1,000 principal amount of the Notes and will use a portion of that commission to allow selling concessions to Barclays Capital Inc. in connection with the distribution of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-10 of this pricing supplement.

TD SECURITIES (USA) LLC BARCLAYS CAPITAL INC.

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Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Note:	Capped Fixed-to-Floating Rate Notes
CUSIP / ISIN:	89114QTT5 / US89114QTT57
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount	$1,000 per Note
Pricing Date:	October 27, 2015
Issue Date:	October 30, 2015
Maturity Date:	October 30, 2020
Payment at Maturity	TD will pay you the Principal Amount of your Notes plus any accrued and unpaid interest.
Interest Rate:	The Notes will bear interest at the Fixed Interest Rate for the first twelve quarterly Interest Periods (such period, "Fixed Interest Period") and at the Floating Interest Rate thereafter (such period, "Floating Interest Period"), subject to the Maximum Rate/Cap and the Minimum Rate/Floor.
Interest Period:	For each Interest Payment Date, the quarterly period from, and including, the previous Interest Payment Date (or the Issue Date in the case of the first Interest Payment Date) to, but excluding, the applicable Interest Payment Date (in all cases, without any adjustments for any Interest Payment Date not being a valid Business Day).
Fixed Interest Rate:	2.00% per annum
Floating Interest Rate:	LIBOR + the Spread The Floating Interest Rate is subject to the Maximum Rate/Cap and the Minimum Rate/Floor.
Interest Reset Dates:	For each Floating Interest Period, each Interest Payment Date (regardless of whether such day is a Business Day or London Business Day and excluding the final Interest Payment Date)
Spread	75 basis points
Maximum Rate/Cap:	3.50% per annum
Minimum Rate/Floor:	0.00% per annum
LIBOR:	The offered rate appearing on the Reference Page as of 11:00 a.m., London time, on the LIBOR Interest Determination Date, for deposits of U.S. Dollars having the Index Maturity.
Index Maturity:	Three months
Reference Page:	Reuters page LIBOR01

LIBOR Interest Determination Date:	The second London Business Day preceding the relevant Interest Reset Date (regardless of whether such Interest Reset Date is a Business Day).
London Business Day:	Any day on which dealings in U.S. dollars are transacted in the London inter-bank market.
Interest Reset Dates:	Each Interest Payment Date (regardless of whether such day is a Business Day or London Business Day)
Day Count Fraction:	30/360
Interest Payment Dates:	Quarterly, on the 30th day of January, April, July, and October of each year, commencing on January 30, 2016. If an Interest Payment Date is not a Business Day, interest shall be paid on the next Business Day, without adjustment for period end dates and no interest shall be paid in respect of the delay.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	The Notes will be treated for U.S. federal income tax purposes as variable rate debt instruments. Based on the rates in effect as of the date of this pricing supplement, we expect that the notes will be issued with no more than de minimis original issue discount. Please see the discussion below under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and the discussion (including the opinion of Morrison & Foerster LLP, our special U.S. federal income tax counsel) in the prospectus under "Tax Consequences—United States Taxation" and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences" and specifically the discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year— Fixed-to-Floating Rate Notes and Floating-to-Fixed Rate Notes," which apply to your Notes.
Canadian Tax Treatment:	Please see the discussion under the caption "Tax Consequences—Canadian Taxation" in the prospectus, which applies to your Notes.
Calculation Agent:	TD
Underwriters:	TD Securities (USA) LLC and Barclays Capital Inc.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).
Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned "Listing" beginning on page P-2 of this pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement, as modified by this pricing supplement.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪ Prospectus dated July 28, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm

▪ Product Prospectus Supplement No. 1 dated August 1, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005514/s731140424b5.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Investors are dependent on TD's ability to pay all amounts due on the Notes on the Interest Payment Dates and the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

After the First Twelve Quarterly Interest Periods, the Amount of Each Interest Payment on an Interest Payment Date Is Variable and May Be As Low As the Minimum Rate/Floor.

Following the first twelve quarterly Interest Periods, you will receive interest on the applicable Interest Payment Date based on a rate per annum equal to the LIBOR fixed on the corresponding Interest Determination Date plus the Spread, subject to the Maximum Rate/Cap and the Minimum Rate/Floor. While the interest rate applicable to each Interest Payment Date after the first twelve quarterly Interest Periods will fluctuate because it is based on the floating rate of LIBOR, the interest rate for any Interest Payment Date during the Floating Rate Period will not be greater than the Maximum Rate/Cap or less than the Minimum Rate/Floor. LIBOR that is less than or equal to zero may cause the Floating Interest Rate for the applicable Interest Payment Date during the Floating Interest Period to be equal to the Minimum Rate/Floor, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual Interest Rate to maturity of the Notes as compared to other investment alternatives.

The Floating Interest Rate Is Limited by the Maximum Rate/Cap.

The interest rate on the Notes for the Floating Interest Period is limited to the Maximum Rate/Cap. Even if the Floating Interest Rate is greater than the Maximum Rate/Cap, the Notes will bear interest for such Floating Interest Period only at the Maximum Rate/Cap. The Maximum Rate/Cap may be lower than the interest rates for similar debt securities then-prevailing in the market.

As a result of the fact that the Floating Interest Rate may not be greater than the Maximum Rate/Cap, you will not be fully compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate of the Notes (taking the Maximum Rate/Cap into account) as compared to other investment alternatives.

Because the Notes Accrue Interest at a Floating Rate During the Floating Rate Period, You May Receive a Lesser Amount of Interest During Such Period Relative to the Fixed Rate Period.

The interest payable on the Notes during the Floating Interest Period will accrue at a per annum rate equal to the Floating Interest Rate, as determined on the LIBOR Interest Determination Date, subject to the Maximum Rate/Cap and the Minimum Rate/Floor. LIBOR may vary from time to time and there will be significant risks not associated with a conventional fixed−rate debt security. These risks include fluctuation of LIBOR and the possibility that, in the future, the interest rate on the Notes will decrease during the Floating Interest Period.

Because the Notes Accrue Interest at a Fixed Rate During the Fixed Interest Period, the Amount of Interest Payable on Your Notes on Each Interest Payment Date During the Fixed Interest Period May Be Below Market Interest Rates.

Because interest payable on your Notes during the Fixed Interest Period accrues at a fixed rate, there can be no guarantee that the interest you will receive on one or more of the Interest Payment Dates during the Fixed Interest Period will be equal to or greater than the market interest rate on such dates. We have no control over a number of factors that may affect market interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. You should have a view as to the Fixed Interest Rate (as specified on the cover and in the "Summary" section of this pricing supplement) and its level relative to market interest rates before investing, and you must be willing to forgo market interest rates during the Fixed Interest Period.

LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

LIBOR, and therefore the value of the Notes, is subject to volatility due to a variety of factors, including but not limited to:

· interest and yield rates in the market;
· changes in, or perceptions about future LIBOR levels;
· general economic conditions;
· policies of the U.S. Federal Reserve Board regarding interest rates;
· supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term;
· sentiment regarding underlying strength in the U.S. and global economies;
· expectations regarding the level of price inflation;
· sentiment regarding credit quality in the U.S. and global credit markets;
· inflation and expectations concerning inflation;
· performance of capital markets;
· geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR; and
· the time remaining to the maturity of the Notes.

The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR level will result in the Floating Interest Rate decreasing, but in no case will the Floating Interest Rate be greater than the Maximum Rate/Cap or less than the Minimum Rate/Floor.

Changes in Banks' Inter-Bank Lending Rate Reporting Practices or in the Methods Pursuant to which LIBOR Is Determined May Adversely Affect the Value of Your Notes.

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to alleged manipulations of the calculation of LIBOR across a range of maturities and currencies. Certain financial institutions that are member banks surveyed by the British Bankers' Association (the "BBA") in setting daily LIBOR have entered into agreements with the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission and/or the U.K. Financial Conduct Authority ("FCA") and U.K. Prudential Regulatory Authority, a part of the Bank of England, in order to resolve the investigations. In addition, in September 2012, the U.K. government published the results of its review of LIBOR, which is referred to as the "Wheatley Review." The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including the introduction of statutory regulation of LIBOR that would enhance oversight of, and enforcement mechanisms for, rate-setting, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation and publication of borrowing rates, and the corroboration of submissions by transactional data. Based on the Wheatley Review, on March 25, 2013, the U.K. Financial Services Authority, a precursor to the FCA, published a policy statement on the regulation and supervision of benchmarks (the "FCA Policy Statement"). In particular, the FCA Policy Statement includes requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. Additionally, the U.K. government inserted provisions into the Financial Services Act 2012 to allow the regulation of benchmarking activities, including LIBOR. The FCA Policy Statement and Financial Services Act took effect in April 2013. On February 1, 2014, responsibility for the administration of LIBOR was transferred from the BBA to Intercontinental Exchange Benchmark Administration Ltd ("IBA"), a subsidiary of the Intercontinental Exchange Group.

It is not possible to predict the effect of changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom, Europe and elsewhere, each of which may adversely affect the trading market for the Notes. In addition, any changes announced by the FCA or IBA, or future changes adopted by such bodies, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, and to the extent that the value of the Notes is affected by reported LIBOR rates, the amount of interest payable under and the value of the Notes may be affected. Notwithstanding progress in the adoption of the Wheatley Review and FCA Policy Statement, any uncertainty as to the extent and manner in which these recommendations will continue to be adopted and the timing of further changes may adversely affect the current trading market for the Notes and their value.

Historical Levels of LIBOR Do Not Guarantee Future Levels.

The historical levels of LIBOR do not guarantee future levels of LIBOR. It is not possible to predict whether the levels of LIBOR will rise or fall during the term of the Notes.

LIBOR As of Any LIBOR Interest Determination Date May Be Less than LIBOR As of Any Other Day During the Term of the Notes.

Because LIBOR for any relevant Interest Period will be determined solely as of two London Business Days prior to the previous Interest Reset Date, LIBOR will not be considered on any other dates during the term of the Notes. Therefore, even if LIBOR as of any day that is not the LIBOR Interest Determination Date for the applicable Interest Period is higher than LIBOR as of such LIBOR Interest Determination Date, the amount of interest on the corresponding Interest Payment Date will not take into account that higher level.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TD Securities (USA) LLC and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TD Securities (USA) LLC or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.
If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.

The U.S. tax treatment of the Notes may be uncertain. Please read carefully the section entitled "Tax Consequences—United States Taxation" in the prospectus, the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see "Tax Consequences—Canadian Taxation" in the prospectus. If you are not a Non-resident Holder (as that term is defined in "Canadian Taxation" in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

TD SECURITIES (USA) LLC   BARCLAYS CAPITAL INC.

P-7

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the prospectus under "Tax Consequences—United States Taxation—Foreign Account Tax Compliance Act."

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on foreign passthru payments will not be required with respect to payments made before the later of January 1, 2019, or the date of publication in the Federal Register of final regulations defining the term "foreign passthru payment."

Historical Performance of LIBOR

Historically, LIBOR has experienced significant fluctuations. Any historical upward or downward trend in the level of LIBOR during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.

LIBOR was 0.32390% on October 27, 2015. The graph below sets forth the historical performance of LIBOR from January 1, 2005 through October 27, 2015. Past performance of the LIBOR is not indicative of future performance of the LIBOR.



We obtained the information regarding the historical performance of LIBOR in the graph above from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and have not undertaken an independent review or due diligence of the information. The historical performance of LIBOR should not be taken as an indication of its future performance. We cannot give you assurance that the performance of LIBOR will result in any positive return on your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TD Securities (USA) LLC, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TD Securities (USA) LLC will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to Barclays Capital Inc. TD Securities (USA) LLC will receive a commission of up to $9.00 (0.90%) per $1,000 principal amount of the Notes and will use a portion of that commission to allow selling concessions to Barclays Capital Inc. in connection with the distribution of the Notes. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $992.50 (99.25%) or greater than $1,000 per $1,000 Principal Amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.

We expect that delivery of the Notes will be made against payment for the Notes on or about October 30, 2015, which is the third (3rd) Business Day following the Pricing Date. See "Plan of Distribution" in the prospectus. For additional information as to the relationship between us and TD Securities (USA) LLC, please see the section "Plan of Distribution—Conflicts of Interest" in the product prospectus supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.***

Validity of the Notes

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD's Form 6-K filed on August 1, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the product prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of TD, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel's reliance on TD and other sources as to certain factual matters, all as stated in the legal opinion of such counsel dated July 11, 2014, which has been filed as Exhibit 5.3 to TD's registration statement relating to the Notes.